SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2006

Scopus Video Networks Ltd.
(Translation of registrant’s name into English)

10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection withRule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is Scopus Video Networks Ltd.‘s Financial Statements for the year ended on December 31, 2005.

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCOPUS VIDEO NETWORKS LTD. (Registrant) BY: /S/ David Mahlab —————————————— David Mahlab Chief Executive Officer

BY: /S/ Moshe Eisenberg —————————————— Moshe Eisenberg Chief Financial Officer

Date: March 22, 2006

3

SCOPUS VIDEO NETWORKS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

(In thousands of U.S. dollars)

SCOPUS VIDEO NETWORKS LTD.

Brightman Almagor 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593, Tel Aviv 61164 Israel Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Scopus Video Networks Ltd.

We have audited the accompanying consolidated balance sheets of Scopus Video Networks Ltd. and its subsidiary (“the Company”) as of December 31, 2005 and 2004 and the related consolidated statements of operations, shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Scopus Video Networks Ltd. and its subsidiary as of December 31, 2005 and 2004, and the results of their operations, and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
March 16, 2006

A member firm of Deloitte Touche Tohmatsu

SCOPUS VIDEO NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share and per share data)

	December 31
	2 0 0 4	2 0 0 5

ASSETS
Current assets
Cash and cash equivalents	$12,605	$33,644
Trade accounts receivable (net of allowance for doubtful
accounts of $900 and $878, respectively)	7,766	11,509
Inventories (Note 3)	6,627	8,452
Other receivables and current assets (Note 4)	1,592	1,453

	28,590	55,058

Fixed assets, net (Note 5)	2,216	2,399

Deposits in general severance fund (Note 8(2))	167	172

Other assets (Note 6)	88	105

	$31,061	57,734

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade accounts payable	$4,769	$5,493
Other payables and current liabilities (Note 7)	6,481	7,871

	11,250	13,364

Liabilities for vacation and severance pay (Note 8)	1,629	1,624

Commitments and Contingent liabilities (Note 9)

Shareholders' equity (Note 11)

Ordinary shares, NIS 1.4 par value; authorized 15,357,143
shares and 60,000,000 shares at December 31,
2004 and 2005 respectively; issued and outstanding 2,759,213 shares and 13,103,018 shares at December 31, 2004 and 2005,
Respectively	1,078	4,241
Series A Preferred shares, NIS 1.4 Par value; authorized
2,142,857 shares at December 31, 2004 and no shares
at December 31, 2005; issued and outstanding 2,087,335 shares
at December 31, 2004 and no shares at December 31, 2005	696	-
Series B Preferred shares, NIS 1.4 par value; authorized
3,928,571 shares at December 31, 2004 and no shares at
December 31, 2005; issued and outstanding 3,838,923
shares at December 31, 2004 and no shares at
December 31, 2005	1,210	-
Additional paid-in-capital	44,477	72,576
Deferred stock-based compensation	-	(942)
Accumulated deficit	(29,279)	(33,129)

	18,182	42,746

	$31,061	$57,734

The accompanying notes are an integral part of the consolidated financial statements.

SCOPUS VIDEO NETWORKS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except share and per share data)

	Year ended December 31,
	2 0 0 3	2 0 0 4	2 0 0 5

Revenues	$31,051	$35,051	$44,791
Cost of revenues	16,487	16,086	22,593

Gross profit	14,564	18,965	22,198
Research and development expenses,
net of participation by OCS of $2,934,
$2,075 and $1,865, respectively	6,492	9,184	10,124
Sales and marketing expenses	9,618	10,751	13,191
General and administrative expenses	2,075	2,129	3,024

Operating loss	(3,621)	(3,099)	(4,141)
Financing income, net	99	187	346
Gain (loss) from disposal of fixed assets	(5)	1	-

Loss before income taxes	(3,527)	(2,911)	(3,795)
Income tax expense (Note 13)	(56)	(30)	(55)

Net loss for the year	$(3,583)	$(2,941)	(3,850)

Net loss	$(3,583)	$(2,941)	$(3,850)
Dividend on preferred shares (Note 11A(2)a)	(258)	(1,002)	(1,285)

Net loss attributable to ordinary shares	$(3,841)	$(3,943)	$(5,135)

Basic and diluted net loss per ordinary share (Note 14)	$(1.39)	$(1.43)	$(1.60)

The accompanying notes are an integral part of the consolidated financial statements.

SCOPUS VIDEO NETWORKS LTD.
STATEMENT OF SHAREHOLDERS’ EQUITY
(Dollars in thousands, except share and per share data)

	Ordinary Shares	Series A Preferred shares	Series B Preferred shares	Additional paid-in capital	Preferred series B shareholder receivables	Deferred Stock-based compensation	Accumulated deficit	Total

Balance - January 1, 2003	$1,078	$696	$-	$30,436	$-	$-	$(22,755)	$9,455
Issuance of Series B preferred shares
(net of issuance costs of $249)	-	-	1,210	14,041	(7,750)	-	-	7,501
Net loss for the year	-	-	-	-	-	-	(3,583)	(3,583)

Balance - December 31, 2003	1,078	696	1,210	44,477	(7,750)	-	(26,338)	13,373
Proceeds from issuance of series B preferred shares	-	-	-	-	7,750	-	-	7,750
Net loss for the year	-	-	-	-	-	-	(2,941)	(2,941)

Balance - December 31, 2004	1,078	696	1,210	44,477	-	-	(29,279)	18,182
Exercise of share options	4	-	-	29	-	-	-	33
Stock-based compensation - grant of share options to employees	-	-	-	1,235	-	(1,235)	-	-
Amortization of deferred stock-based compensation	-	-	-	-	-	158	-	158
Conversion of preferred shares into ordinary shares	1,783	(696)	(1,210)	123	-	-	-	-
Proceeds from issuance of ordinary shares to the public	1,376	-	-	27,919	-	-	-	29,295
Cost related to issuance of ordinary shares to the public	-	-	-	(1,207)	-	135	-	(1,072)
Net loss for the year	-	-	-	-	-	-	(3,850)	(3,850)

Balance - December 31, 2005	$4,241	$-	$-	$72,576	$-	$(942)	$(33,129)	$42,746

The accompanying notes are an integral part of the consolidated financial statements.

SCOPUS VIDEO NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands, except share and per share data)

	Year ended December 31,
	2 0 0 3	2 0 0 4	2 0 0 5

Cash Flows - Operating Activities
Net loss for the year	$(3,583)	$(2,941)	$(3,850)
Depreciation	912	962	975
Increase (decrease) in severance pay liability, net	91	(224)	(62)
Increase (decrease) in vacation pay liability	(60)	82	52
Amortization of deferred stock-based compensation	-	-	158
Loss (gain) from disposal of fixed assets	5	(1)	-
Increase in trade accounts receivable, net	(129)	(2,045)	(3,743)
Decrease (increase) in inventories	164	(1,129)	(1,825)
Decrease (increase) in other receivables and current assets	(945)	303	139
Increase in other assets	(50)	(38)	(17)
Increase in trade accounts payable	-	1,142	506
Increase (decrease) in other payables and current liabilities	391	(636)	1,422
Decrease in other long-term liabilities	-	(65)	-

Net cash used in operating activities	(3,204)	(4,590)	(6,245)

Cash Flows - Investing Activities
Purchase of fixed assets	(431)	(893)	(1,159)
Proceeds from disposal of fixed assets	22	8	1

Net cash used in investing activities	(409)	(885)	(1,158)

Cash Flows - Financing Activities
Issuance of series B preferred shares	7,750	7,750	-
Series B preferred shares issuance costs	(67)	(104)
Proceeds from exercise of options	-	-	33
Issuance of ordinary shares to the public	-	-	29,295
Cost of Issuance of ordinary shares to the public	-	-	(854)
Repayment of long-term liabilities	(192)	(211)	(32)

Net cash provided by financing activities	7,491	7,435	28,442

Increase in cash and cash equivalents	3,878	1,960	21,039
Cash and cash equivalents at beginning of the year	6,767	10,645	12,605

Cash and cash equivalents at end of the year	$10,645	$12,605	$33,644

Supplemental information:
Interest paid in cash	$30	$16	$16

Taxes paid in cash	$118	$18	$42

Non cash transactions:
Issuance costs of initial public offering	$-	$-	$218

Series B preferred shares issuance costs	$182	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 1	–	GENERAL

Scopus Video Networks Ltd., an Israeli corporation, and its wholly – owned subsidiary in the United States of America, Scopus Video Networks Inc. (“SVNI”), (together “the Company”) provide digital video networking platforms that allow network operators and content providers to transmit, process and manage digital video content. The Company operates in one operating and reporting segment.

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in conformity with generally accepted accounting principles (“GAAP”) in the United States of America.

A.	Functional currency and translation of foreign currencies

The currency of the primary economic environment in which the Company operates is the U.S. dollar (“dollar”). Accordingly, the Company uses the dollar as its functional and reporting currency.

Transactions and balances denominated in dollars are presented at their dollar amounts. Non-dollar transactions and balances are re-measured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”. All exchange gains and losses from re-measurement of monetary balance sheet items resulting from transactions in non-dollar currencies are included in net financing income (expense) as they arise.

B.	Principles of consolidation

The consolidated financial statements include the financial statements of Scopus Video Networks Ltd. and SVNI, after elimination of material inter-company transactions and balances.

C.	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

D.	Cash and cash equivalents

Cash and cash equivalents are comprised of cash and demand deposits in banks and other short-term, highly liquid investments (primarily interest-bearing time deposits) with maturity dates not exceeding three months from the date of deposit.

E.	Allowance for doubtful accounts

The allowance for doubtful accounts is computed, primarily for specific accounts, which, in management’s opinion, are doubtful of collection, and in part based on a certain percentage of trade accounts receivable, based on historical experience and management estimation.

F.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined for raw materials and finished products purchased from third parties on the basis of moving average cost per unit. Cost is determined for work in process and finished products on the basis of standard cost, which approximates actual production cost. The Company assesses on a quarterly basis the value of its inventory and determines whether it needs to record an inventory write-down. The Company also assesses its inventories for obsolescence based on historical consumption and assumptions about future demand and market conditions.

Finished products used for demonstration purposes are amortized over the period on which the products are under demonstration (generally, six months).

G.	Fixed assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated based on the straight-line method over the estimated economic lives of the assets, as follows:

Years

Office equipment and furniture	4-10
Machinery, hardware and equipment	3-5
Software	3-4
Vehicles	5
Leasehold improvements	3-10

Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the remaining term of the lease (including the period of renewal options that on management estimation it is probable that the Company will exercise).

Fixed assets under capital lease arrangements are included in the Company’s fixed assets on the basis of the present value of the future lease payments. The lease amounts payables in future years, net of the interest component, are included in the Company’s liabilities.

H.	Impairment of assets

Management reviews long-lived assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment charge would be recognized, and the long-lived assets would be written down to their estimated fair values, in the event that the sum of the expected undiscounted future cash flows associated with the long-lived assets is less than the carrying amount of such assets.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

I.	Revenue recognition

(1)	The Company recognizes revenues from products upon delivery in accordance with SAB 101, as amended by SAB 104, provided that persuasive evidence of an arrangement exists, the fee is fixed or determinable, and collectibility is reasonably assured. In instances where final acceptance of the product or system is material and specified by the customer, revenue is deferred until all material acceptance criteria are met. In instances in which the Company enters into transactions that represent multiple-deliverable arrangements with elements including products, maintenance, installation or training, the Company implements the guidance of EITF No. 00-21 “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”), according to which multiple-deliverable arrangements are assessed to determine whether they can be separated into more than one unit of accounting. A multiple- deliverable arrangement is separated into more than one unit of accounting if all of the following criteria are met:

■	The delivered item has value to the client on a stand-alone basis.
■	There is an objective and reliable evidence of the fair value of the undelivered item.
■	If the arrangement includes a general right of return relative to the delivered items, delivery or performance of the undelivered item is considered probable and substantially in the control of the Company.

If not all these criteria are met, then revenue is deferred until such criteria are met or until the last undelivered element is delivered, unless the undelivered element is considered inconsequential or perfunctory. If there is objective and reliable evidence of fair value for all units of accounting in a multi-deliverable arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit’s relative fair value. However, in cases in which there is an objective and reliable evidence for the fair value of the undelivered items in the arrangements but no such evidence for the delivered items, the Company uses the residual method to allocate the arrangement consideration.

The Company’s business arrangements include licensing of management system software. Since this software component is considered incidental to the arrangement as a whole, the Company does not apply the accounting guidance prescribed in SOP 97-2 “Software Revenue Recognition”.

(2)	Service revenues from product maintenance agreements are recognized ratably over the service period. Service revenues from installation and training are recognized when the service is rendered.

(3)	Revenue from long-term contracts is recognized under the percentage-of-completion method on the basis of actual working hours incurred relative to total expected working hours under the contract. Revisions in estimates of costs, profits and hours to be invested are reflected in the accounting period in which the circumstances that require the revision become known. At the time a loss on a contract is known, the entire amount of the estimated loss is accrued. Amounts received from customers in excess of revenues earned under the percentage-of-completion method are recorded as advance payments from customers. Related contract costs include all direct material and labor costs and the related indirect costs, and are included in costs of sales in the consolidated statements of operations.

(4)	Revenues from operating lease agreements are recognized ratably over the lease period.

(5)	An accrual for estimated returns, computed primarily on the basis of historical experience, is recorded at the time when revenues are recognized.

J.	Research and development

Research and development costs are charged to operations as incurred. Amounts received or receivable from the government of Israel and others, as participation in research and development programs, are offset against these costs.

The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement have been met.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

K.	Derivative financial instruments

The Company, from time to time, enters into foreign exchange agreements (mainly forward contracts and options) to reduce the overall exposure of currency exchange rate fluctuations on non-dollar projected cash flows. Gains and losses resulting from changes in the fair values of derivative instruments are recorded in financing income, net.

L.	Provision for warranty

The warranty provision is computed on the basis of past experience as well as management estimates.

M.	Income taxes

(1)	Income taxes are computed in accordance with SFAS 109 (“Accounting for Income Taxes”) of the FASB. Accordingly, deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences between income tax bases of assets and liabilities and their reported amounts in the financial statements, and to carryforwards for tax losses and deductions. Deferred taxes are computed at enacted tax rates expected to be in effect when such temporary differences are realized. Deferred tax assets and liabilities are classified as current or non-current according to the classification of the related asset or liability, or the expected reversal date of the specific temporary difference, if not related to a specific asset or liability.

(2)	The Company has sustained losses both for financial reporting and tax reporting purposes. Accordingly, it is not considered more-likely-than-not that the Company will be able to realize net deferred tax assets, which have arisen as a result of its carryforward losses and net benefits arising from temporary differences. Therefore, the Company has recorded a valuation allowance for the full amount of such benefits.

N.	Net loss per ordinary share

Basic and diluted net loss per ordinary share have been computed in accordance with SFAS 128 “Earnings per Share” based on the weighted average number of ordinary shares outstanding.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

O.	Stock-based compensation

The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”(“APB 25”) and authoritative interpretations thereof. Accordingly, the Company accounts for share options granted to employees and directors based on the intrinsic value of the options on the measurement date as estimated by the Company’s management.

Deferred stock-based compensation is amortized to compensation expense over the vesting period of the options using the straight-line method.

The Company accounts for stock-based compensation for non-employees using the fair value method in accordance with SFAS 123, “Accounting for Stock-Based Compensation” and EITF 96-18:

“Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.

For purposes of estimating fair value in accordance with SFAS 123, the Company utilized the Black-Scholes option-pricing model. The following assumptions were utilized in such calculations for the years 2003, 2004 and 2005 (all in weighted averages):

	Year ended December 31
	2 0 0 3	2 0 0 4	2 0 0 5

Risk free interest rate	2.88%	3.83%	4.10%
Expected life of options (*)	6-10	10	10
Expected volatility (**)	0.00%	0.00%	0.00%
Expected dividend yield	None	None	None

(*) Except for two grants (see Note 11 B(3)) which the expected life is approximately 6 years.

(**) Except for two grants (see Note 11 B(3)) which the volatility is approximately 85%.

Had compensation cost for the Company’s employee and directors share option plans been determined based on fair value at the grant dates for awards granted through December 31, 2005 in accordance with SFAS 123, as amended by SFAS 148, the Company’s net loss would have been as follows:

	Year ended December 31
	2003	2004	2005

Net loss for the year as reported	$(3,583)	$(2,941)	$(3,850)
Adjustments:
Add:
Stock-based compensation expense
determined under the intrinsic value method	-	-	158
Deduct:
Stock-based compensation expense
determined under the fair value method	(180)	(597)	(1,055)

Pro forma net loss for the year	$(3,763)	$(3,583)	$(4,747)

Basic and diluted net loss per ordinary share
- as reported	$(1.39)	$(1.43)	$(1.60)

Basic and diluted net loss per ordinary share
- pro forma	$(1.46)	$(1.64)	$(1.88)

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

P.	Recent accounting pronouncements by the FASB

(1)	SFAS No. 151 –Inventory Costs, an Amendment of ARB No. 43, Chapter 4

In November 2004 the FASB issued SFAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4". SFAS No. 151 amends the guidance in ARB 43, Chapter 4, “Inventory Pricing”, which provides guidance on the allocation of certain costs to inventory. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 2005. The provisions of this statement shall be applied prospectively. The Company is assessing the impact of the adoption of this Standard, and currently estimates that its adoption is not expected to have a material effect on the Company’s financial position and results of operations.

(2)	SFAS No. 123 (revised 2004) “Share Based Payments”

In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share Based Payments” (“SFAS 123(R)”). This Statement is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, which supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its authoritative interpretations.

SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services; focuses primarily on accounting for transactions in which an entity obtains employee and directors services in share-based payment transactions; and does not change the accounting guidance for share-based payment transactions with parties other than employees.

SFAS 123(R) eliminates the alternative to use APB 25‘s intrinsic value method of accounting that was provided in SFAS 123 as originally issued and requires to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The fair-value-based method in this Statement is similar to the fair-value-based method in SFAS 123 in most respects. The costs associated with the awards will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period).

The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

The provisions of SFAS 123(R) apply to all awards to be granted by the Company after December 31, 2005 and to awards modified, repurchased, or cancelled after that date. When initially applying the provisions of SFAS 123(R), in the first quarter of 2006, the Company will be required to elect between using either the “modified prospective method” or the “modified retrospective method”.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

P.	Recent accounting pronouncements by the FASB (cont.)

(2)	SFAS No. 123 (revised 2004) “Share Based Payments” (cont.)

Under the modified prospective method, the Company is required to recognize compensation cost for all awards granted after the adoption of SFAS 123(R) and for the unvested portion of previously granted awards that are outstanding on that date. Under the modified retrospective method, the Company is required to restate its previously issued financial statements to recognize the amounts previously calculated and reported on a pro forma basis, as if the original provisions of SFAS 123 had been adopted. Under both methods, it is permitted to use either a straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting.

The Company plans to adopt SFAS 123(R) using the modified prospective method. As permitted by SFAS 123, the Company currently accounts for share based payments to employees using APB 25‘s intrinsic value method and, as such, generally recognizes no compensation cost for employees’ stock options. Accordingly, the adoption of SFAS 123R fair value method will have significant impact in the Company’s results of operations, although it will have no impact on its overall financial position. The impact of adoption of SFAS 123R cannot be predicted at this time since it will depend on levels of share based payments granted in the future. However, had the Company adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net loss per share in Note 2O.

(3)	SFAS 153, Exchange of Non-Monetary Assets

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets an amendment of APB No. 29". This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS 153 specifies that a non-monetary exchange have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The impact of the adoption of SFAS 153 did not have a material effect on the Company’s financial position and results of operations.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

P.	Recent accounting pronouncements by the FASB (cont.)

(4)	SFAS 154 "Accounting Changes and Error Corrections"

This Statement, published in May 2005, replaces APB Opinion 20, Accounting Changes, and SFAS 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 applies to all voluntary changes in accounting principle, and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.

APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine the specific effects or the cumulative effect of the change. SFAS 154 also provides guidance for cases in which it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, and/or for cases in which it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods.

SFAS 154 defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. SFAS 154 also redefines restatement as the revisiting of previously issued financial statements to reflect the correction of an error.

SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets, be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. SFAS 154 also carries forward the guidance in Opinion 20 requiring justification of a change in accounting principle on the basis of preferability.

The provisions of SFAS 154 are effective for accounting changes and corrections of errors made during fiscal years beginning after December 15, 2005. The adoption of this Standard is not expected to have a material effect on the Company’s financial position and results of operations.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 3	–	INVENTORIES

	December 31,
	2 0 0 4	2 0 0 5

Raw materials	$4,900	$6,647
Finished products	1,597	1,416
Finished products used for demonstration purposes	130	389

	$6,627	$8,452

In the years ended December 31, 2003, 2004 and 2005, the Company wrote down inventories in the amounts of $723, $0 and $499, respectively.

NOTE 4	–	OTHER RECEIVABLES AND CURRENT ASSETS

	December 31,
	2 0 0 4	2 0 0 5

Government institutions	$1,152	$824
Advances to suppliers	42	156
Prepaid expenses	362	453
Other	36	20

	$1,592	$1,453

NOTE 5	–	FIXED ASSETS, NET

Composition:

	December 31,
	2 0 0 4	2 0 0 5

Cost:
Office equipment and furniture	$566	$588
Machinery, hardware and equipment	3,488	4,371
Software	1,479	1,630
Vehicles	24	24
Leasehold improvements	297	391

	5,854	7,004

Accumulated depreciation and amortization	3,638	4,605

Net book value	$2,216	$2,399

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 6	–	OTHER ASSETS

	December 31,
	2 0 0 4	2 0 0 5

Prepaid expense - long term	$73	$76
Deposits for rent agreements	15	29

	$88	$105

NOTE 7	–	OTHER PAYABLES AND CURRENT LIABILITIES

	December 31,
	2 0 0 4	2 0 0 5

Accrued vacation and employee benefits	$1,275	$1,681
Institutions - payroll related	376	1,135
Customer advances	586	485
Accrual for warranty and repairs	1,012	1,292
Accrued royalties	675	500
Accrued commissions to sales agents	510	974
Deferred revenue	469	494
Accrued expenses and other	1,578	1,310

	$6,481	$7,871

NOTE 8	–	LIABILITIES FOR VACATION AND SEVERANCE PAY

Composition:

	December 31,
	2 0 0 4	2 0 0 5

Liability for vacation pay (1)	$707	$759
Liability for severance pay (2)(3)	922	865

	$1,629	$1,624

(1)	This portion of the Company’s liability for vacation pay is not expected to be paid during the year subsequent to the balance sheet date. The liability for vacation pay, which is expected to be paid during the year subsequent to the balance sheet date, is included in current liabilities.

(2)	The liability for severance pay reflects the amounts due in accordance with existing labor agreements. The liability has been computed in accordance with the period of employment and the employee’s most recent salary. The liability for severance pay covers the Company’s entire obligation as of the balance sheet date, except for liabilities covered by payments to insurance policies and pension funds. Deposits in general severance fund in the amount of $167 and $172 (including accumulated profits) as of December 31, 2004 and 2005, respectively, are presented as long-term assets. Insurance policies and pension funds may be withdrawn subject to the fulfillment of the requisite conditions set forth under the Severance Pay Law – 1963. Amounts paid to insurance policies and pension funds and the related liabilities are not presented in the Company’s balance sheet, as these are not under the control in the Company’s management.

(3)	Some of the employees, who are part of the collective labor agreement, belong to a comprehensive pension plan, which entitles them to a pension upon retirement (or an earlier pension to a spouse in case of death) or disability payments. To secure these obligations, the Company deposits on an ongoing basis amounts to the relevant pension funds and charges such amounts to current operations.

The number of employees who were part of the said collective labor agreement as of December 31, 2004 and 2005 was 5 and 1, respectively.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 9	–	COMMITMENTS AND CONTINGENT LIABILITIES

A.	Contingent liabilities

(1)	As of December 31, 2005 the Company has provided several bank guarantees in the total amount of $1,024 to guarantee performance on contracts with customers, and other bank guarantees in the total amount of $436.

(2)	On May 31, 2004, the Company received a notice from a supplier, demanding $170 plus additional amounts contingent upon the Company’s results in future years (until 2006) in respect of services allegedly provided by the supplier. The parties submitted the dispute for arbitration in August 2004 but the arbitration failed, and in November 2004, a lawsuit was filed against the Company and its Chief Executive Officer in an amount of $147 based on the Company’s 2003 results. On December 30, 2004 the Company submitted a statement of defense and a cross-action in an amount of $130. On November 29, 2005 the Company received a letter from the supplier stating an intention to increase the amount of its claim to $700 based on the Company’s 2003 and 2004 results, 80% to be paid in cash and 20% to be paid with options. The letter further states the supplier intention to demand additional amounts and options contingent upon the Company’s 2005 and 2006 results. The Company’s management believes that the consolidatedfinancial statements as of December 31, 2004 and 2005 include an adequate provision for the disputed amounts.

(3)	In accordance with the Stamp Duty Law in Israel, parties who sign a document, jointly or severally, must pay stamp duty tax to the Israeli Tax Authorities. In September 2004 the Company received a letter from the Israeli Tax Authorities demanding that the Company present all the documents, which have been signed by the Company from June 1, 2003 and onward. On December 30, 2004 the legislators decided to gradually abolish the stamp duty tax over a three-year period. During 2005, the legislators decided to abolish the stamp duty tax for all documents that will be signed from January 1, 2006 and thereafter. The Company’s management believes that its consolidatedfinancial statements as of December 31, 2004 and 2005 include an adequate provision for this matter.

B.	Commitments

(1)	The Company is committed to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Commerce and Trade (“OCS”), on proceeds from sales of products with respect to which the OCS has participated in research and development, up to the amounts of grants received by the Company plus interest. The royalties are payable at a rate of 3.5% of applicable sales. The total amounts of grants received, net of royalties paid or accrued, at December 31, 2005 was $8,383. Royalty expenses to the OCS in 2003, 2004 and 2005 were $859, $1,099, and $1,039, respectively.

(2)	Within the framework of agreements for product development, the Company is committed to pay royalties to third parties on future sales of the products resulting from that development. Royalty expenses from these agreements in 2003, 2004 and 2005 were $93, $52, and $33, respectively.

(3)	Lease commitments

In November 2001, the Company moved to a new building in Rosh Ha’ayin (Israel) on a 44,500 sq. feet (4000-sq.m) site. The lease contract was for a five-year period with an extension option for an additional ten years on a year-to-year basis. On June 17,2004 the Company signed a new lease contract on the same site, which replaced the old agreement and extended the lease period until May 2008. Based on the terms of the new agreement, the Company has an option to extend the period until May 2011. In addition to the above lease contract, on June 17,2004, the Company signed another lease agreement for additional 2,000 sq. feet (180-sq.m) site in the same location in Israel under similar conditions as described above.

The Company has a sales office located in Princeton (New Jersey) in a 3,800 sq. foot facility with a lease that expired in December 2005. On November 16, 2005 the Company agreed with the same landlord to lease a new facility in New Jersey. The new lease contract is for 7,350 sq. feet for a five- year period with an extension option of additional five years. The Company maintains smaller, regional sales offices in Frankfurt (Germany), Moscow (Russia), Mumbai (India), and Beijing (China).

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 9	–	COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

B.	Commitments (cont.)

(3)	Lease commitments (cont.)

At December 31, 2005, the aggregate future minimum lease obligations (sales offices and motor vehicles) under all non-cancelable leases agreements were as follows:

Year ending December 31,
2006	$985
2007	833
2008	410
2009	145
2010 and thereafter	191

$2,564

NOTE 10	–	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of non-derivative assets and non-derivative liabilities. Non-derivative assets include cash and cash equivalents, trade accounts receivable, and other receivables and current assets. Non-derivative liabilities include trade accounts payable, and other payables and current liabilities. Due to the short-term nature of these financial instruments, their fair value is usually identical or close to the value at which they are presented in the financial statements.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 11	–	SHARE CAPITAL

A.

(1)	Ordinary shares

Shareholders of the ordinary shares are entitled to participate equally in the distribution of cash dividends and bonus shares. In case of liquidation these shareholders would be entitled to a proportionate share in the distribution of assets following the payment of all liabilities. Each ordinary share is entitled to an equal voting right in all matters to be voted on by Company’s shareholders.

On December 16, 2005 the Company completed an initial public offering (IPO) on the NASDAQ National Market. As part of this offering the Company: (i) effected a one-for-two and eight tenths reverse share split (every 2.8 shares were converted into 1 share); (ii) converted all preferred shares into ordinary shares by ratios described in 3 below, (iii) changed the par value per share to NIS 1.4 (from NIS 0.5, coincident with 2.8 ratio); and (iv) sold 4,500,000 shares to the public.

The price per share in the IPO was $7 per share and total proceeds net of underwriter’s commission were $29,295 (before deduction of issuance costs).

Prior to the IPO the Company had 15,357,143 authorized shares. On December 6, 2005, the Company’s shareholders general meeting resolved to increase its authorized shares to a total of 60,000,000.

(2)	Preferred shares

All preferred shares were converted into ordinary shares in a ratio determined in the shares issuance agreements (see (3) below). Before the conversion, the Preferred shareholders had liquidation rights as follows:

a)	The holders of the preferred B shares were entitled to receive, in preference to all other shareholders of the Company, an amount equal to the original issue price plus interest at the rate of 8% per annum, compounded annually, plus all declared but unpaid dividends on each preferred B share.

b)	After distribution in full of the series B preferred preference to the holders of the series B preferred shares, the holders of the series A preferred shares were entitled to receive an amount equal to the original issue price plus all declared but unpaid dividends on each series A preferred share.

c)	After distribution in full to the holders of the series A referred shares, the remaining assets, if available, were be distributed on a pro rata basis among all the preferred and ordinary shareholders in proportion to the number of ordinary shares then held by each such holder on an as-converted basis. For the pro rata calculation, the Articles of Association of the Company provide that in certain circumstances the ordinary shares held by Koor Industries Ltd. (“Koor”) a related party, will be deemed as 135% of Koor’s ordinary shares of the Company instead of 100%, up to $8,000, and thereafter Koor’s pro rata will be 100% of its ordinary shares.

(3)	Preferred shares conversion to ordinary shares

Each series A and B preferred share was eligible to be converted at any time into ordinary shares. In December 2005 all preferred shares were converted before the IPO into ordinary shares using a conversion ratio in accordance with the articles of Association of the Company as described below:

a)	Each Series A preferred share was converted to 1.169 ordinary shares.

b)	Each Series B preferred share was converted to 0.884 ordinary shares.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 11	–	SHARE CAPITAL (cont.)

B.	Share option plans

(1)	First Plan

In 1997, the Company’s Board of Directors approved a share option plan for the allotment of up to 131,620 options, to be granted to employees. Each option was exercisable, for no consideration, into one ordinary share.

As of December 31, 2005, 128,056 options were exercised into ordinary shares and 3,564 options were forfeited.

(2)	Second Plan

In October 2000 the Company’s Board of Directors approved a second employee share option plan for the allotment of up to 295,530 options. Each option is exercisable into one ordinary share, in exchange for a fixed exercise price of $2.8 per share.

The options vest at dates set forth in the plan, over a three-year period commencing at the end of one year of employment after the vesting commencement date. The exercise period expires six years from the date of grant. In December 2004 the Company’s Board of Directors approved an extension of the exercise period from six years to ten years.

The options allotted and the shares exercised thereof are to be held by a trustee in accordance with Section 102 (old version) of the Israeli Income Tax Ordinance.

In September 2003, some unvested options, which had been granted under this plan, were exchanged for new options with the same conditions as the previous options, but subject to the capital gains tax method according to Section 102 (new version) of the Israeli Income Tax Ordinance.

As of December 31, 2005, 1,073 options were exercised into ordinary shares and 221,645 options are outstanding.

(3)	Third plan

In September 2001 the Company’s Board of Directors approved a third share option plan, under which employees, directors and suppliers of the Company (as well as related companies) would be allotted options to acquire Company ordinary shares.

In September 2003, some unvested options, which have been granted under this plan, were exchanged for new options with the same conditions as the previous options, but subject to capital gains tax method according to Section 102 (new version) of the Israeli Income Tax Ordinance. Each option is exercisable into one ordinary share, under such conditions as set forth in the grant agreement in exchange for a fixed exercise price to be determined on the grant date. The exercise period expires ten years from the grant date.

These options generally vest 25% on the first anniversary after the vesting commencement date and 6.25% each quarter over the 3 years following the first anniversary.

In June 2005, the Company’s Board of Directors approved to increase the ordinary shares reserved for future allocations under this plan to 2,608,131 shares. In June 2005 the Company granted 816,693 options under this plan with an exercise price of $2.8 per share, and resulting in a deferred stock-based compensation in the amount of $1,235 that was determined based on a contemporaneous valuation preformed by an unrelated valuation specialist.

In October 27, 2005, the Company’s Board of Directors approved a grant of 89,286 options with an exercise price of $7.84 per share, which reflects the fair market value of the Company’s ordinary shares based on a contemporaneous valuation performed by an unrelated valuation specialist.

In addition, the Company’s Board of Directors also approved on that date to increase the ordinary shares reserved for future allocations by 212,291, to a total of 2,820,422 shares under this plan, with the increased amount of options to be granted to the Chairman of the Company’s Board of Directors. The options shall vest proportionally on a monthly basis over 28 months, commencing on September 1, 2005 and the exercise price of the options shall be $7.84 per share, which reflects the fair market value of the Company’s ordinary shares based on a contemporaneous valuation performed by an unrelated valuation specialist.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 11	–	SHARE CAPITAL (cont.)

B.	Share option plans (cont.)

(3)	Third plan (cont.)

On November 17, 2005, the Company’s shareholders general meeting approved this allotment. In November 2005 the Company’s Board of Directors approved to increase the ordinary shares reserved for future allocations under this plan by 2,500,000 shares, to a total of 5,392,284 shares effective upon consummation of the Company’s IPO. As of December 31, 2005, 11,004 options were exercised into ordinary shares and 2,880,333 options are outstanding.

(4)	Plan for two executives

During 2001, the Company’s Board of Directors approved share option plans for two executives. Under this plans a total of 229,147 and 183,941 options, respectively, were granted to these executives. The options are exercisable into ordinary shares in consideration for an exercise price of $2.8 per share. The options are exercisable over a period of 6 years. In December 2004, the Company’s Board of Directors approved an extension of the exercise period from six years to ten years from the date of grant.

As of the December 31, 2005, the number of options outstanding and exercisable under this plan was 413,088.

(5)	A summary of the information with respect to the Company’s share option plans, is as follows:

	Options outstanding	Weighted average exercise price

Balances, December 31, 2002	1,216,339	$2.98
Granted	1,262,003	$2.80
Exercised	-	$-
Forfeited	(277,199)	$2.80

Balances, December 31, 2003	2,201,143	$2.90
Granted	210,179	$3.12
Exercised	-	$-
Forfeited	(117,935)	$2.80

Balances, December 31, 2004	2,293,387	$2.92
Granted	1,312,587	$4.19
Exercised	(12,077)	$2.80
Forfeited	(78,831)	$2.80

Balances, December 31, 2005	3,515,066	$3.40

(6)	The following table summarizes information about share options outstanding as of December 31, 2005:

Options Outstanding				Options Exercisable
Range of exercise prices	Options at December 31, 2005	Weighted average remaining contractual life	Weighted average exercise price	Options at December 31, 2005	Weighted average exercise price
		(Years)

$ 2.80	2,973,575	7.56	$2.800	2,001,578	$2.800
$4.312	185,387	9.53	$4.312	1,574	$4.312
$ 7.84	301,577	9.82	$7.840	30,328	$7.840
$8.344-$8.40	54,527	5.99	$8.374	50,955	$8.372

Total	3,515,066	7.83	$3.399	2,084,435	$3.011

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 12	–	GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

The Company adopted SFAS 131 “Disclosure about Segments on an Enterprise and Related Information”. The Company operates in one operating and reporting segment.

A.	Geographic information

	Year ended December 31,
	2 0 0 3	2 0 0 4	2 0 0 5

Revenues:
USA	$2,474	$4,068	$6,433
Caribbean	33	3,927	210
Other	843	1,201	2,717

Total North and South America	3,350	9,196	9,360

China	3,516	3,221	7,117
India	3,129	1,293	1,423
Other	4,178	4,831	3,845

Total Asia and the Pacific Rim	10,823	9,345	12,385

Russia	3,342	4,143	3,049
Italy	3,768	1,348	2,960
Other	9,768	11,019	17,037

Total Europe, the Middle East and Africa	16,878	16,510	23,046

Total revenues	$31,051	$35,051	$44,791

	December 31,
	2 0 0 4	2 0 0 5

Fixed assets, net:
Israel	$2,119	$2,303
USA	97	96

Total	$2,216	$2,399

B.	Revenues by major customers

	Year ended December 31,
	2 0 0 3	2 0 0 4	2 0 0 5

Customer A	$-	$3,927	$210

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 13	–	INCOME TAXES

A.	The Law for the Encouragement of Capital Investments, 1959 (“the Law”)

In 1996 the Company received from the Investment Center of the Ministry of Industry and Trade of the State of Israel an approval certificate for an investment program for the production of digital-video compression and distribution systems. In July 2001, the Company received from the Investment Center the final approval for this program.

In 2000, following the completion of the first investment program ended, the Company received from the Investment Center an approval certificate for an expansion program. The program’s investments were concluded in December 2003 and in September 2005; the Company received from the Investment Center the final approval for this expansion program.

In 2004 the Company received an approval certificate for additional expansion program. The additional expansion program will end on July 18, 2006 with an extension option of another year.

The tax-exempt benefit track provides for a tax exemption on undistributed earnings derived from assets included in the “Approved Enterprise” investment program for the first two years (except for the first program which provides an exemption for the first four years) of a seven to ten year benefit period and tax rates between 10% and 25% for the remaining five to eight years (except for the first program which provides a remaining period of three to six years) of the benefit period depending on the holdings of the non-Israeli shareholders in the Company’s shares.

These benefits are granted to income generated from the assets included within the framework of the approval certificate, subject to the fulfillment of the conditions stipulated in the approval certificate.

The period for utilizing the tax benefits commences with the year in which the Company first reports taxable income from the relevant assets (provided that 12 years have not yet elapsed from the first year defined as the “operational year” pursuant to the Law or, 14 years from the receipt of each of the approval certificates, the earlier of the two).

In addition, the Law provides accelerated depreciation rates for tax purposes. The first program’s initiation year was set as 1999. Due to losses for tax purposes, the Company has not utilized the benefits in the framework of this approval.

The Company’s income not stemming from the assets acquired within this framework are subject to ordinary corporate tax rates in Israel (see F).

Should the Company distribute cash dividends to its shareholders out of the profits stemming from the assets entitled to a tax exemption, the Company would be subject to a 25% tax on such distributions.

B.	Taxation under inflationary conditions

The Company reports its income for tax purposes in accordance with the Income Tax Law (Inflationary Adjustments), 1985, which serves as the basis for measuring the taxable income in New Israeli Shekels adjusted to the changes in the Israeli Consumer Price Index.

C.	Income taxes expenses for all years presented, relates to SVNI.

D.	As of December 31, 2005 the Company has recorded a valuation allowance for the entire amount of deferred tax assets arising from tax loss carry forwards in the amount of $22 million, due to management estimation that the realization of such amounts is not considered to be more-likely-than-not.

E.	The Company’s effective tax rate differs from the statutory rate applicable to the Company for all years presented due primarily to its approved enterprise status (see A above) and the tax loss carryforward (see D above).

F.	Israeli tax reform

On July 25, 2005, an amendment to the Israeli tax law was approved by the Israeli Parliament, which reduces the tax rates imposed on Israeli companies to 31% for 2006. The amendment states that the corporate tax rate will be further reduced in subsequent tax years as follows: in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and 25% thereafter.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 14	–	LOSS PER ORDINARY SHARE

	Year ended December 31,
	2 0 0 3	2 0 0 4	2 0 0 5

Net loss	$(3,583)	$(2,941)	$(3,850)
Dividend on preferred shares	(258)	(1,002)	(1,285)

Net loss attributable to ordinary shares	$(3,841)	$(3,943)	$(5,135)

Weighted average number of ordinary shares outstanding used in
basic and diluted loss per ordinary share calculation	2,759,213	2,759,213	3,216,786

Basic and diluted net loss per ordinary share	$(1.39)	$(1.43)	$(1.60)

NOTE 15	–	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

During 2003, 2004 and 2005 the Company provided research and development services to a related party, which was a subsidiary of Koor up to 2005.

Balance sheet data:	December 31,
	2 0 0 4	2 0 0 5

Trade accounts receivable	$632	$-

	Year ended December 31,
	2 0 0 3	2 0 0 4	2 0 0 5

Statement of operations data:
Revenue	$1,498	$597	$534